UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

            For the transition period from ____________to____________

                         Commission file number 33-31502

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LA-Z-BOY INCORPORATED MATCHED
                             RETIREMENT SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              LA-Z-BOY INCORPORATED
                            1284 North Telegraph Road
                             Monroe, Michigan 48162
                            Telephone (734) 242-1444

                          This report contains 20 pages

REQUIRED INFORMATION                                                       Page

Signature.................................................................    3

Financial Statements:

    Report of Independent Auditors........................................    5

    Statements of Net Assets Available for Benefits
    as of December 31, 2002 and December 31, 2001.........................    6

    Statements of Changes in Net Assets Available for
    Benefits for the year ended December 31, 2002.........................    7

    Notes to Financial Statements......................................... 8-15

    Schedule H, line 4i - Schedule of Assets
    (Held at End of Year).................................................   16

    Schedule H, line 4j - Schedule of Reportable
    Transactions for the Year Ended December 31, 2002.....................   17

Exhibits:

    Consent of Independent Auditors ......................................   18

    Certifications Pursuant to Section 1350, as adopted
    pursuant to section 906 of the Sarbanes-Oxley Act of 2002.............19-20

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             LA-Z-BOY INCORPORATED MATCHED
                                             RETIREMENT SAVINGS PLAN

                                             By La-Z-Boy Incorporated
                                             Plan Administrator

Date:  June 30, 2003                         /s/Mark A. Stegeman
                                             -------------------------------
                                             Mark A. Stegeman
                                             Treasurer

                              La-Z-Boy Incorporated
                         Matched Retirement Savings Plan
                            Financial Statements and
                            Supplemental Information
                           December 31, 2002 and 2001

La-Z-Boy Incorporated
Matched Retirement Savings Plan

Index to Financial Statements and Supplemental Information
-------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Auditors............................................. 5

Financial Statements

Statement of Net Assets Available for Benefits at
 December 31, 2002 and 2001................................................ 6

Statement of Changes in Net Assets Available for Benefits
 for the Year Ended December 31, 2002...................................... 7

Notes to Financial Statements........................................... 8-15

Supplemental Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year)............ 16

Schedule H, line 4j - Schedule of Reportable Transactions
 for the Year Ended December 31, 2002..................................... 17




Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors

To the Participants and Administrator of La-Z-Boy Incorporated
Matched Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of La-Z-Boy Incorporated Matched Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i - Assets (Held at End of Year) and Schedule H, line 4j - Reportable Transactions for the Year Ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP

June 30, 2003

La-Z-Boy Incorporated
Matched Retirement Savings Plan

Statement of Net Assets Available for Benefits
-------------------------------------------------------------------------------

                                                              December 31,
                                                         2002           2001

Assets
Investments, at fair value                          $ 64,401,009   $ 109,512,952
Cash                                                  50,107,766             -
Interest/dividends receivable                                775             771
                                                    ------------   -------------

Net assets available for benefits                   $114,509,550    $109,513,723
                                                    ============    ============


   The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated
Matched Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
-------------------------------------------------------------------------------
                                                                     Year Ended
                                                                    December 31,
                                                                        2002

Additions
   Additions to net assets attributed to:
   Investment income:
      Interest                                                      $1,725,976
      Dividends                                                        889,414
                                                                    ----------
                                                                     2,615,390
                                                                    ----------
   Contributions:
      Employee deferrals                                            11,215,832
      Employer match                                                 4,576,780
      Rollovers                                                        305,557
                                                                    ----------
                                                                    16,098,169
                                                                    ----------

        Total additions                                             18,713,559
                                                                    ----------

Deductions
   Deductions from net assets attributed to:
      Benefits paid to participants                                 15,854,556
      Net depreciation in fair value of investments                  2,190,989
      Trustee and investment management fees                           210,027
                                                                    ----------
        Total deductions                                            18,255,572
                                                                    ----------

        Net increase                                                   457,987

Net assets available for benefits:
   Beginning of year                                               109,513,723

   Transfer of assets from other plans                               4,537,840
                                                                   -----------

   End of year                                                  $  114,509,550
                                                                ==============


The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated
Matched Retirement Savings Plan

Notes to Financial Statements
-------------------------------------------------------------------------------

1. Description of the Plan

       The following description of the La-Z-Boy Incorporated Matched Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General
       La-Z-Boy Incorporated (the Company) sponsors the Plan, which is a defined contribution plan covering eligible participants. The Plan is administered by a Central Board of Administration (the Board) appointed by the Board of Directors of the Company. The Investment Performance Review Committee oversees the investment options selected for the Plan. The Company has appointed Key Trust Company of Ohio, N.A. (Key Trust), as the Plan's trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       In June 2002, it was announced that Key Trust would discontinue its employee benefit plan services. During 2002, the Board selected Putnam Fiduciary Trust Company (Putnam) as the successor trustee of the Plan. Assets of the Plan were transferred from Key Trust to Putnam on January 2, 2003.

       Participation
       Effective July 1, 2002, employees who have completed at least 90 days of service following their first day of employment and have attained the age of eighteen are eligible to become participants on the first business day of the subsequent calendar month, with the exception of the Company's ineligible subsidiaries. Prior to July 1, 2002, employees who had completed 1,000 hours of service in a six month period and had attained age eighteen were eligible to become participants as of January 1 or July 1 following their qualification, with the exception of employees of the Company's ineligible subsidiaries.

       Vesting
       Participants are always fully vested in their own deferral accounts. Effective January 1, 2002, participants become vested 25% in employer matching contributions after one year of service and vest an additional 25% each year thereafter, becoming 100% vested after four years. Prior to January 1, 2002, participants became fully vested in the Company's matching contribution accounts after five years of service.

       Contributions
       Contributions to the Plan consist of the following:

       a. effective July 1, 2002, participants may make elective participant compensation deferral contributions in an amount up to ninety-nine percent of eligible compensation, not to exceed $11,000.

       b. prior to July 1, 2002, authorized participant compensation deferral contributions in an amount up to fifteen percent of eligible compensation for participants who were classified as factory hourly or employees of the Sam Moore division, or up to seven percent for those participants who were classified as executive, salaried, office hourly or factory supervisor; or the adjusted equivalent of $10,500, whichever was less.

       c. the Plan provides for employer matching contributions of fifty percent of the first two percent of participant deferrals, with the exception of employees of the Sam Moore division, and employees of Bauhaus, USA, Inc., a wholly owned subsidiary of the Company, who receive matching contributions of twenty percent of the first five percent of participant deferrals; who are not eligible for an employer matching contribution; supplemental employer matching contributions based upon a number of factors including age, years of service, employee classification (factory hourly, factory supervisor, executive, salaried, office hourly) and division of the Company are provided for in the Plan. All employer contributions are made to the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock and money market investments, and remain in that fund until retirement or withdrawal from the Plan, or until a participant attains the age of fifty-five and elects to diversify their fund, as allowed by the Plan.

       d.     any forfeiture restoration amount; and

       e. amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or "rollovers" from selected eligible individual retirement arrangements.

       However, total individual participant contributions shall not exceed the lesser of:

       f. prior to July 1, 2002, up to fifteen percent of the eligible compensation for participants who were classified as factory hourly employees and up to seven percent of eligible compensation for participants who were classified as executive, salaried, office hourly or factory supervisor and who participate in the Company sponsored profit sharing plan; beginning July 1, 2002, ninety-nine percent of the eligible compensation of the participant during the plan year; or


       g.     the aggregate individual participant limitations set forth under
              Section 415 of the Internal Revenue Code (IRC).

       The forfeited, nonvested portion of a terminated participant's account may be used to reduce the Company's matching contribution. During 2002 and 2001, $126,979 and $169,717, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. During 2002 and 2001, forfeited nonvested balances in the amounts of $169,800 and $197,000, respectively, were used to offset the Company's matching contributions.

       Voting Rights and Dividends
       Each participant that has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

       Each participant that has a vested interest in the Company Stock Fund may elect to receive cash dividends that are paid on shares of Company stock. Cash dividends that are distributed under this election shall be paid not later than ninety days after the close of the Plan year in which the cash dividends are paid. If a participant does not elect to receive cash dividends, cash dividends that are paid on shares of Company stock are reinvested in the Company Stock Fund.

       Plan Benefits
       Participants having five years of service under the Plan are entitled to the full value of their accounts beginning at normal retirement age (sixty-five). Participants with at least ten years of participation are eligible for early retirement at age fifty-five. The value of a retiree's account will be paid as soon as administratively feasible after the date on which he or she retires.

       If a participant's total vested account balance is $5,000 or less, the benefit payment will be made in the form of a lump sum cash payment. The participant also may elect to receive the entire portion of their account that is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. The remainder of the account balance is paid in the form of a lump sum cash payment.

       Death Benefits
       Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible thereafter, the value of the participant's account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

       Disability Benefits
       Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

       Hardship or Financial Need
       Upon application by the participant, the Board may direct distribution of such participant's funds to alleviate extreme hardship. In no event shall the amount exceed eighty percent of the participant's total compensation deferral contribution balance. The distribution shall be subject to personal income and excise taxes.

       A participant may also apply to borrow an amount not less than $1,000 or greater than the lesser of $50,000 or fifty percent of the participant's vested account balance in the Plan. Terms of the loans are limited to five years, unless used for the purchase of a principal residence. Interest rates on loans granted bear interest at commercially reasonable rates.

2. Summary of Significant Accounting Policies

       Basis of Accounting
       The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

       Expenses of the Plan
       Trustee fees are paid by the Plan. Investment management fees are paid by Plan participants based on participation in the various funds. All other Plan expenses, including administrative and professional fees, are paid by the Company.

       Investments
       Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Securities not so traded are valued at the latest available and appropriate bid price on that date. Mutual fund investments are valued based on the market value of the underlying investments as of the last business day of the plan year. Participant loans receivable are valued at cost which approximates fair value.

       Net Appreciation and Depreciation of Investments
       Realized gains and losses are calculated by subtracting the proceeds from the sale of investments during the plan year from the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year. Unrealized appreciation and depreciation of investments is calculated by taking the fair value of the investments at the end of the plan year less the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year.

       Allocation of Assets
       Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Company matching contributions are allocated to individual participant accounts monthly. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance.

3.     Investment Options

       The Plan provides participants with several investment options including the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock and the EB Money Market Fund, as well as various mutual funds.

       Participant fund allocations are made in increments of five percent and participants may change their allocation of contributions among the investment options and transfer amounts between investment options on a daily basis. The Company's matching contribution is made in the Company's common stock.


4.     Investments

       The following presents investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2002:

       La-Z-Boy Incorporated common stock,
         2,180,327 shares                                         $ 52,284,241*
       Cash                                                         50,107,766
       Participant loans                                            10,851,951

       The following presents investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2001:

       La-Z-Boy Incorporated common stock,
        2,240,538 shares                                          $ 48,850,244*
       Victory Stock Index Fund, 712,326 shares                     12,116,660
       Victory Balanced Fund, 927,803 shares                        11,124,359
       Victory DCS Reserve Fund, 75,802 shares                      14,213,544
       Franklin Small Mid Cap Growth Fund, 259,343 shares            8,083,722
       Participant loans                                             9,958,112

       * Includes both participant-directed and nonparticipant-directed investments

       During 2002, the Plan's investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) depreciated by $2,190,989 as follows:

           Mutual funds                                           $ (7,261,375)
           Company's common stock                                    5,070,386
                                                                  ------------
                                                                  $ (2,190,989)
                                                                  ============

5. Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to Company Stock Fund, which contains both participant-directed and nonparticipant-directed investments, is as follows:
                                                           December 31,
                                                      2002             2001
       Net assets:
           Company Stock Fund                      $ 52,883,015    $ 49,349,912
                                                   ============    ============

                                                                     Year Ended
                                                                    December 31,
                                                                        2002
       Changes in net assets:
           Contributions                                           $ 6,952,174
           Dividends                                                   867,583
           Net appreciation                                          5,070,386
           Benefits paid to participants                            (8,313,119)
           Transfers to other participant-directed investments      (1,392,497)
           Administrative expenses                                    (181,540)
           Transferred assets from other plans                         530,116
                                                                   -----------
                                                                   $ 3,533,103
                                                                   ===========

6.     Party-in-interest

       Investments in the Company Stock Fund consist of 2,180,327 and 2,240,538 shares of La-Z-Boy Incorporated common stock at December 31, 2002 and 2001, respectively. Shares for this fund are purchased on the open market by Key Trust or are issued by the Company at fair market value. At December 31, 2002 and 2001, the Plan held certain investments in mutual funds managed by Key Trust. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRC and ERISA.


7. Tax Status of the Plan

       The Internal Revenue Service has determined and informed the Company by a letter dated June 10, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

8.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien, which may then or thereafter exist and be due to the Trustee.


9.     Risks and Uncertainties

       The Plan's invested assets ultimately consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

       La-Z-Boy Incorporated common stock, included in the Company Stock Fund, accounts for approximately 46% and 45% of the net assets available for benefits of the Plan at December 31, 2002 and 2001, respectively. Fluctuations in the price of La-Z-Boy Incorporated common stock would materially affect the participants' account balances and the net assets available for benefits of the Plan as a whole.


10.    Plan Amendments

       Effective January 1, 2002, the Plan was amended and restated to comply with several recent legislative actions. Additionally, effective January 1, 2002, the Plan was amended to allow participation by eligible employees of Bauhaus, USA, Inc., a wholly owned subsidiary of the Company, who previously participated in the Bauhaus, USA, Inc. 401(k) Plan. In February 2002, the Plan was amended to convert the Company Stock Fund component of the Plan to a non-leveraged employee stock ownership plan, satisfying the requirements of IRC Sections 401(a), 409 and 4975(e)(7).

       Effective January 1, 2001, the Plan, formerly known as the La-Z-Boy Chair Company Matched Retirement Savings Plan, was amended and restated to comply with several recent legislative actions and to change the eligibility and contribution provisions as stated in Note 1. After restatement, the plan name was changed to the La-Z-Boy Incorporated Matched Retirement Savings Plan.

11.    Subsequent Events

       As previously described in Note 1, in June 2002, Key Trust announced that they would discontinue their employee benefits plan services. During 2002, the Board selected Putnam as successor trustee of the Plan. Assets of the Plan were transferred from Key Trust to Putnam on January 2, 2003.

       Prior to the Plan's year-end, certain investments were liquidated by Key Trust in anticipation of transferring Plan assets to Putnam. The cash balance reported on the Statement of Net Assets Available for Benefits is made up solely of the proceeds from these sales.

       Concurrent with the change of trustees, the Plan was amended and restated to consolidate and allow participation by other Company sponsored employee benefit plans, including the LZB Retail, Inc. Matched Retirement Savings Plan, the Retirement Savings Plan for Employees of LADD Furniture, Inc., and the England, Inc. 401(k) Retirement Plan and Trust. Upon restatement, the Plan name was changed to the La-Z-Boy Incorporated Retirement Savings Plan.

La-Z-Boy Incorporated
Matched Retirement Savings Plan
Plan Number 015
EIN 38-0751137

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
-------------------------------------------------------------------------------
      Identity of                                                      Current
 Issuer or Borrower         Description of Investment     Cost**        Value

* La-Z-Boy Incorporated     Common Stock              $ 29,114,118  $ 52,284,241

* Key Trust Company of
    Ohio, N.A.              Cash                                      50,107,766

* Key Trust Company of
    Ohio, N.A.              EB Money Market Fund           598,774       598,774

* Key Trust Company of
    Ohio, N.A.              Victory/Diversified
                            Stock Fund                                   666,818

* Participant Loans         Interest rates ranging
                            from 5.25% through 10.5%
                            Maturity dates ranging
                            from 2002 through 2016                    10,851,951
                                                                    ------------
                                                                    $114,509,550
                                                                    ============


* Key Trust Company of Ohio, N.A., La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.

**Cost information for participant-directed investments has been omitted, as permitted by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


La-Z-Boy Incorporated
Matched Retirement Savings Plan
Plan Number 015
EIN 38-0751137



Schedule H, line 4j - Schedule of Reportable Transactions*
For the Year Ended December 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
     Identity
     of party                                                        Number of         Purchase         Selling            Net Gain
     Involved                          Description of Asset        Transactions          Price           Price             or (Loss)

Key Trust Company of Ohio, N.A         EB Money Market Fund              99          $ 12,509,876

Key Trust Company of Ohio, N.A         EB Money Market Fund             148            12,411,545     $ 12,411,545              -

La-Z-Boy Incorporated                  Common Stock                       3             1,120,006

La-Z-Boy Incorporated                  Common Stock                      15             6,046,032        7,131,854        1,085,822







* Transactions or series of transactions, involving nonparticipant-directed investments, in excess of five percent of the current value of the Plan's assets at December 31, 2001, as defined by section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Exhibit 23


                       CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-03097) of La-Z-Boy Incorporated of our report dated June 30, 2003 relating to the financial statements of the La-Z-Boy Incorporated Matched Retirement Savings Plan, which appears in this Form 11-K.


/s/PricewaterhouseCoopers LLP

Toledo, Ohio
June 30, 2003

Exhibit 99.1


                           CERTIFICATION PURSUANT TO
                            18 U.S.C. SECTION 1350,
                            AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of the La-Z-Boy Incorporated Matched Retirement Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gerald L. Kiser, Chief Executive Officer of the La-Z-Boy Incorporated (formerly known as "La-Z-Boy Chair Company") (the "Company"), certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002:

                  (1) that the Report fully complies with the requirements of
         Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. ss. 78m or 78o(d)); and

                  (2) that the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

         This statement is being furnished to the Securities and Exchange Commission as an Exhibit to the Report. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                                     /s/Gerald L. Kiser
                                                     --------------------------
                                                     Gerald L. Kiser
                                                     Chief Executive Officer
                                                     La-Z-Boy Incorporated

                                                     June 30, 2003

Exhibit 99.2


                           CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of the La-Z-Boy Incorporated Matched Retirement Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David M. Risley, Chief Financial Officer of the La-Z-Boy Incorporated (formerly known as "La-Z-Boy Chair Company") (the "Company"), certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002:

                  (1) that the Report fully complies with the requirements of
         Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. ss. 78m or 78o(d)); and

                  (2) that the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

         This statement is being furnished to the Securities and Exchange Commission as an Exhibit to the Report. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                                     /s/David M. Risley
                                                     --------------------------
                                                     David M. Risley
                                                     Chief Financial Officer
                                                     La-Z-Boy Incorporated

                                                     June 30, 2003






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